FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

HIVE Digital Technologies Ltd. ("HIVE" or the "Company")

#128, 7900 Callaghan Road

San Antonio, Texas 78229

Item 2 Date of Material Change

January 7, 2026.

Item 3 News Release

The press release attached as Schedule "A" was released on January 7, 2026 by a newswire company in Canada.

Item 4 Summary of Material Change

The material change is described in the press release attached as Schedule "A".

Item 5 Full Description of Material Change

The material change is described in the press release attached as Schedule "A".

Item 6 Reliance of subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

Darcy Daubaras

Chief Financial Officer

T: 604-664-1078

Item 9 Date of Report

January 7, 2026.

"Schedule A"

HIVE Digital Technologies Delivers Strong Year-Over-Year, Quarter-Over-Quarter and Month-Over-Month Growth, Maintaining over 2% of the Global Bitcoin Network

This news release constitutes a "designated news release" for the purposes of the Company's prospectus supplement dated November 25, 2025 to its short form base shelf prospectus dated October 31, 2025.

San Antonio, Texas--(Newsfile Corp. - January 7, 2026) - HIVE Digital Technologies Ltd. (TSXV: HIVE) (NASDAQ: HIVE) (FSE: YO0) (BVC: HIVECO) (the "Company" or "HIVE"), a diversified global digital infrastructure company, today reported strong December 2025 Bitcoin production results, highlighting exceptional year-over-year growth, continued quarter-over-quarter momentum, and sustained month-over-month operational strength, despite seasonal weather volatility impacting parts of the Northern Hemisphere.

HIVE continues to operate at more than 2% of the global Bitcoin network, underscoring the Company's scale, reliability, and disciplined execution across its globally diversified fleet.

December 2025 Production Highlights

  Bitcoin Produced: 306 BTC

  +197% increase year-over-year (103 BTC in December 2024), while Bitcoin mining difficulty increased 40% year-over-year for the month of December.

  Strong month-over-month (6%) and quarter-over-quarter (23%) growth, reflecting rising hashrate and improved fleet efficiency

  Average Daily Production: 9.9 BTC/day

  Hashrate: Averaged 23.3 Exahash per Second ("EH/s"), peaking at 24 EH/s

  Fleet Efficiency: 17.5 Joules per Terahash

  BTC per EH/s: 13.2 BTC

While extreme cold weather across parts of the Northern Hemisphere temporarily impacted peak hashrate availability, HIVE's geographically decentralized operating model-spanning three continents, nine time zones, and five languages-enabled the Company to maintain high uptime, operational resilience, and production consistency.

Full-Year 2025 Performance

For the full calendar year 2025, HIVE produced 2,311 Bitcoin, representing a 31% increase year-over-year from 1,770 Bitcoin in 2024. This growth was achieved despite the Bitcoin halving and sustained all-time highs in global network difficulty (notably the Bitcoin mining annual average difficulty was 46% higher in 2025 compared to 2024), highlighting HIVE's operational leverage and technology leadership.

Expansion and Growth Outlook

HIVE intends to develop an additional 100 megawatts ("MW") of hydroelectric-powered data center capacity at its Yguazú campus in Paraguay, with full commissioning targeted for calendar Q3 2026. Long-lead time substation components have been ordered. The Company will deploy this capacity using a disciplined return-on-invested-capital ("ROIC") framework, optimizing free cash-flow from green-energy powered data centre infrastructure.

Upon completion, HIVE's renewable energy footprint is expected to reach approximately 540 MW, including:

  400 MW in Paraguay
  140 MW across Canada and Sweden

Management Commentary

Frank Holmes, Executive Chairman, stated: "At HIVE, we view Bitcoin as bundled, portable energy. Our green data centers convert surplus hydroelectric power into a globally liquid digital asset that can move instantly, without transmission constraints. Maintaining over 2% of the global Bitcoin network reflects years of disciplined execution. As Bitcoin enters its next cycle and AI compute demand accelerates, our dual-engine model allows us to fund growth organically while maximizing the value of renewable energy."

Aydin Kilic, President & CEO, added: "December's results demonstrate the strength of HIVE's global operating platform. Seasonal weather events reinforce why we believe in decentralization across multiple geographies. Operating daily across nine time zones allows us to optimize uptime, protect margins, and scale efficiently. We are very pleased with the consistent performance and uptime in our Paraguay operations. Our assets generate cash flow today while remaining flexible for tomorrow, positioning HIVE to compound value through 2026 and beyond."

About HIVE Digital Technologies Ltd.

Founded in 2017, HIVE Digital Technologies Ltd. is the first publicly listed company to mine digital assets powered exclusively by green energy. Today, HIVE builds and operates next-generation blockchain and AI data centers across Canada, Sweden, and Paraguay, serving both Bitcoin and high-performance computing (HPC) clients. HIVE's twin-turbo engine infrastructure-driven by Bitcoin mining and GPU-accelerated AI computing-delivers scalable, environmentally responsible solutions for the digital economy.

For more information, visit hivedigitaltech.com, or connect with us on:

X: https://x.com/HIVEDigitalTech

YouTube: https://www.youtube.com/@HIVEDigitalTech

Instagram: https://www.instagram.com/hivedigitaltechnologies/

LinkedIn: https://linkedin.com/company/hiveblockchain

On Behalf of HIVE Digital Technologies Ltd.

"Frank Holmes"

Executive Chairman

For further information, please contact:

Nathan Fast, Director of Marketing and Branding

Frank Holmes, Executive Chairman

Aydin Kilic, President & CEO

Tel: (604) 664-1078

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

Forward-Looking Information

Except for the statements of historical fact, this news release contains "forward-looking information" within the meaning of the applicable Canadian and United States securities legislation and regulations that is based on expectations, estimates and projections as at the date of this news release. "Forward-looking information" in this news release includes but is not limited to: the construction of the Company's site in Yguazu, Paraguay and its potential specifications and performance upon completion, the timing of it becoming operational; hash rash growth projections; business goals and objectives of the Company; the acquisition, deployment and optimization of the mining fleet and equipment; the continued viability of its existing Bitcoin mining operations; the prospectivity of the BUZZ HPC operations and the ability of the Company to successfully expand the infrastructure and operate in this sector, the receipt of government consents; and other forward-looking information concerning the intentions, plans and future actions of the parties to the transactions described herein and the terms thereon.

Factors that could cause actual results to differ materially from those described in such forward looking information include, but are not limited to: the inability to complete the construction of the Paraguay acquisition on an economic and timely basis and achieve the desired operational performance; the possibility of flaws in the implementation of the Paraguay build-out and energization; the ongoing support and cooperation of local authorities and the Government of Paraguay; the volatility of the digital currency market; the Company's ability to successfully mine digital currency; the Company may not be able to profitably liquidate its current digital currency inventory as required, or at all; a material decline in digital currency prices may have a significant negative impact on the Company's operations; the regulatory environment for cryptocurrency in Canada, the United States and the countries where our mining facilities are located; an inability to apply the Company's data centers to HPC/AI opportunities on a profitable basis; a failure to secure long-term contracts associated with HPC/AI customers on terms which are economic or at all; economic dependence on regulated terms of service and electricity rates; the speculative and competitive nature of the technology sector; dependency on continued growth in blockchain and cryptocurrency usage; lawsuits and other legal proceedings and challenges; government regulations; the global economic climate; dilution; future capital needs and uncertainty of additional financing, including the Company's ability to utilize the Company's ATM Program and the prices at which the Company may sell Common Shares in the ATM Program, as well as capital market conditions in general; risks relating to the strategy of maintaining and increasing Bitcoin holdings and the impact of depreciating Bitcoin prices on working capital; the competitive nature of the industry; currency exchange risks; the need for the Company to manage its planned growth and expansion; the need for continued technology change; the ability to maintain reliable and economical sources of power to run its cryptocurrency mining assets; the impact of energy curtailment or regulatory changes in the energy regimes in the jurisdictions in which the Company operates; protection of proprietary rights; the effect of government regulation and compliance on the Company and the industry; network security risks; the ability of the Company to maintain properly working systems; reliance on key personnel; global economic and financial market deterioration impeding access to capital or increasing the cost of capital; share dilution resulting from the ATM Program and from other equity issuances; the construction and operation of facilities may not occur as currently planned, or at all; expansion may not materialize as currently anticipated, or at all; the digital currency market; the ability to successfully mine digital currency; revenue may not increase as currently anticipated, or at all; it may not be possible to profitably liquidate the current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on operations; an increase in network difficulty may have a significant negative impact on operations; the volatility of digital currency prices; the anticipated growth and sustainability of electricity for the purposes of cryptocurrency mining in the applicable jurisdictions; the inability to maintain reliable and economical sources of power for the Company to operate cryptocurrency mining assets; the risks of an increase in the Company's electricity costs, cost of natural gas, changes in currency exchange rates, energy curtailment or regulatory changes in the energy regimes in the jurisdictions in which the Company operates and the adverse impact on the Company's profitability; the ability to complete current and future financings, any regulations or laws that will prevent the Company from operating its business; historical prices of digital currencies and the ability to mine digital currencies that will be consistent with historical prices; an inability to predict and counteract the effects of pandemics on the business of the Company, including but not limited to the effects of pandemics on the price of digital currencies, capital market conditions, restriction on labour and international travel and supply chains; and, the adoption or expansion of any regulation or lawthat will prevent the Company from operating its business, or make it more costly to do so; and other related risks as more fully set out in the Company's disclosure documents under the Company's filings at www.sec.gov/EDGAR and www.sedarplus.ca.

The forward-looking information in this news release reflects the Company's current expectations, assumptions, and/or beliefs based on information currently available to the Company. In connection with the forward-looking information contained in this news release, the Company has made assumptions about the Company's objectives, goals or future plans, the timing thereof and related matters. The Company has also assumed that no significant events will occur outside of the Company's normal course of business. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance, and accordingly, undue reliance should not be put on such information due to its inherent uncertainty. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether because of newinformation, future events or otherwise, other than as required by law.

To view the source version of this press release, please visit https://www.newsfilecorp.com/release/279672

Newsfile Corp.
January 6, 2026 - 10:00 PM PST
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